SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Ownership of a Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”) and KT treasury shares. The change is based on closing of the Company’s registry of shareholders as of December 31, 2006. The change is as follows:

Shareholder	Shares owned as of 12/31/2005	Shares owned as of 12/31/2006	Changes in shares	Percent of outstanding shares (%)
National Pension Service	9,630,538	6,353,875	-3,276,663	2.27
KT Corporation (treasury shares)	71,792,753	71,532,222	-260,531	25.58

Other Matters to be Disclosed

Change in timing of recognition of incentive payment in fiscal year 2006

- Before change: Performance-based incentive payment is recognized in the following year

- After change: Performance-based incentive payment is recognized in the current year beginning in fiscal year 2006

- Reason for change: Beginning in fiscal year 2006, performance-based incentive payment in recognized in the current year as an improvement in the performance-based incentive payment process enabled the company to better estimate the cost.

- Estimated performance-based incentive payment for 2006 is approximately KRW 120 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director